Exhibit 10.1

[Form of Amended and Restated Severance/Change of Control
Letter Agreement between the Company and its executive officers]

(Date)

[Name of Executive Officer]
[Address of Executive Officer]
[Address of Executive Officer]

Dear [Name of Executive Officer]:

The purpose of this Letter Agreement is to set forth our agreement in regard to your severance arrangement. Although your employment is “at will” and may be terminated by you or Rimage Corporation (“Rimage”) at any time for any reason, Rimage has agreed to provide you with a particular severance pay benefit in the event Rimage terminates your employment without Cause (as defined below) or, for the specified periods identified below following the date of this Letter Agreement or following a Change in Control (as defined below), you terminate your employment for Good Reason (as defined below). Terms not otherwise defined in this letter (the “Letter Agreement”) shall have the meaning given such terms on Schedule 1, which is incorporated herein by reference. Rimage’s obligation to you under this Letter Agreement is, among the other requirements set forth below, subject to the condition that you execute a Nondisclosure and Noncompetition Agreement in the form attached as Exhibit A, which is incorporated herein by reference.

Specifically, we have agreed as follows:

1.	Severance.

(a)	If your employment is terminated by Rimage without Cause (other than during the twelve (12) month period following a Change in Control), subject to the condition stated in Section 1(c), Rimage will:

(i)	continue to pay your base salary in accordance with Rimage’s regular payroll practices for a period of twelve (12) months thereafter, or until you have secured other employment, whichever occurs first, subject to applicable tax withholding;

(ii)	pay you an amount equal to the average of the annual bonus amounts you received with respect to the three complete calendar years prior to the date of your termination, such bonus payment, subject to applicable tax withholding, to be made in equal installments consistent with Rimage’s regular payroll practices over a period of twelve (12) months from the date of your termination, provided such installments shall cease at such time as you have secured other employment; and

(iii)	if you are eligible for and elect COBRA or state continuation of the Rimage health, dental and group life insurance benefits, Rimage shall pay the portion of such COBRA premium that it pays for active employees until the earlier of: (A) twelve (12) months from the date COBRA coverage begins; or (B) the date COBRA coverage otherwise terminates. You shall pay the remaining portion of the premiums for such benefits during such period and, if applicable, the full premium thereafter.

(b)	If you resign (other than for Good Reason during the twelve (12) month period following a Change in Control), if Rimage terminates your employment for Cause or if your employment terminates as a result of your death or disability, you shall be entitled to receive your base salary accrued but unpaid as of the date of termination, but shall not be entitled to receive any salary continuation benefit thereafter.

(c)	In case of termination without Cause, you shall be entitled to receive the amounts due you under Section 1(a) only upon your execution and delivery to Rimage of a general release with respect to any and all claims against Rimage and its officers, directors, employees, agents and shareholders, acceptable in form and substance to Rimage in all respects, and provided you continue to comply with the terms of the Nondisclosure and Noncompetition Agreement with Rimage.

2.	Change in Control.

(a)	If a Change in Control shall occur and if within twelve (12) months of a Change in Control, your employment is terminated by Rimage without Cause or by you for Good Reason, Rimage shall pay you a severance payment in cash in a single sum within sixty (60) days of the date of termination equal to 100% of the sum of (i) your annual base salary, and (ii) your Target Bonus in effect on such date (without giving effect to any reduction that results in your termination for Good Reason). For purposes of this Letter Agreement, “Target Bonus” shall mean the amount payable in cash under all annual incentive compensation plans of Rimage in which you participate, waiving any condition precedent to the payment to you and assuming that the performance goals for the period were achieved at the 100% level.

(b)	If you are eligible for and elect COBRA or state continuation of the Rimage health, dental and group life insurance benefits, Rimage shall pay the portion of such COBRA premium that it pays for active employees until the earlier of: (A) twelve (12) months from the date COBRA coverage begins; or (B) the date COBRA coverage otherwise terminates. You shall pay the remaining portion of the premiums for such benefits during such period.

(c)	Immediately prior to a Change in Control, you shall vest in all stock options that have been granted to you, subject to the provisions in Rimage’s Stock Option Plan. Approval of this Agreement by the Compensation Committee shall be deemed approval of the vesting of options as provided in the immediately preceding sentence for all purposes under Rimage’s Stock Option Plan.

(d)	The payments under this paragraph shall be in lieu of and offset the amount of any severance to which you are entitled under paragraph 1(a) above. Amounts paid under this paragraph 2 shall be subject to applicable tax withholding.

(e)	In the event the vesting of options, together with all other payments and the value of any benefit received or to be received by you would result in all or a portion of such amount being subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, (the “Code”) then you shall only be entitled to an amount that would result in no portion of the amount being subject to excise tax under Section 4999 of the Code (the “Excise Tax”). In the event of any reduction in the amount under this Section 2(e), you shall be permitted to designate those benefits or payments to be reduced.

(f)	Notwithstanding anything herein to the contrary, you shall be entitled to receive the amounts due you under this Section 2 only upon your execution and delivery to Rimage of a general release with respect to any and all claims against Rimage and its officers, directors, employees, agents and shareholders, acceptable in form and substance to Rimage in all respects, and provided you continue to comply with the terms of the Nondisclosure and Noncompetition Agreement with Rimage.

3.	Arbitration. All disputes or claims arising out of or in any way related to this Letter Agreement, including the making of this Letter Agreement, shall be submitted to and determined by final and binding arbitration under the American Arbitration Association Rules for Resolution of Employment Disputes. Arbitration proceedings may be initiated by either of us upon notice to the other and to the American Arbitration Association, and shall be conducted by one arbitrator in Minneapolis, Minnesota who has experience in employment matters. Unless we agree to have the person to serve as arbitrator within thirty (30) days of delivery of the list of proposed arbitrators by the American Arbitration Association, then, at the request of either of us, the single arbitrator shall be selected at the discretion of the American Arbitration Association. The arbitrator shall provide a reasoned decision and may award any remedy available at law or equity, including reasonable attorneys fees to the prevailing party. Rimage shall pay the costs of the arbitrator. The decision of the arbitrator shall be enforceable in any court of competent jurisdiction.

4.	Entire Agreement. This Letter Agreement constitutes our entire agreement and supersedes all prior discussions, understandings and agreements with respect to the severance benefits which Rimage has agreed to provide to you, including the Letter Agreement dated ___________. This Letter Agreement shall be governed and construed by the laws of the State of Minnesota and may be amended only in writing signed by both of us.

5.	Successors. This Letter Agreement shall not be assignable, in whole or in part, by you. This Letter Agreement shall be binding upon and inure to the benefit of Rimage and its successors and assigns and upon any person acquiring, by merger, consolidation, purchase of assets or otherwise, all or substantially all of the assets and business of Rimage, and the successor shall be substituted for Rimage under this Letter Agreement.

6.	Amendment and Termination. Rimage reserves the authority, without your consent, to terminate or amend this Letter Agreement at any time upon at least twelve months’ written notice specifying the date of termination or amendment; provided, however, that if a Change in Control occurs during the term of this Letter Agreement, no termination or amendment shall be effective earlier than the second anniversary of that Change in Control. Notwithstanding the foregoing, if and to the extent that any amount otherwise payable under this Letter Agreement is subject to the requirements of Section 409A of the Code and regulations promulgated thereunder, Rimage shall amend this Letter Agreement as it may determine such that the payment would avoid the imposition of any excise tax under such Section 409A of the Code, including, without limitation, delaying the start of any payment to any key employee (as defined in Section 409A of the Code) for no more than the later of six months from the date of termination of employment or the first date on which such payment would not be non-deductible as a result of Section 162(m) of the Code, and in the event any such payment is so delayed, the amount of the first payment shall be increased for interest earned on the delayed payment based upon interest for the period of delay, compounded annually, equal to the prime rate (as published in the Wall Street Journal) in effect as of the date the payment should otherwise have been provided.

If this Letter Agreement accurately sets forth our agreement and understanding in regard to these matters, will you please sign this Letter Agreement where indicated below and return the executed letter to me for our files. A separate copy is enclosed for your records.

RIMAGE CORPORATION

By:
Its:

READ AND AGREED:

(Name)

Dated as of _______________, ____

SCHEDULE 1

Definition of “Cause”:

1.	The failure by you to use your best efforts to perform the material duties and responsibilities of your position or to comply with any material policy or directive Rimage has in effect from time to time, provided you shall have received notice of such failure and have failed to cured the same within thirty days of such notice.

2.	Any act on your part which is harmful to the reputation, financial condition, business or business relationships of Rimage, including, but not limited to, conduct which is inconsistent with federal or state law respecting harassment of, or discrimination against, any Rimage employee or harmful to your reputation or business relationships.

3.	A material breach of your fiduciary responsibilities to Rimage, such as embezzlement or misappropriation of Rimage funds, business opportunities or properties, or to any customer, vendor, agent or employee of Rimage.

4.	Your conviction of, or guilty plea or nolo contendere plea to a felony or any crime involving moral turpitude, fraud or misrepresentation.

5.	A material breach of your Nondisclosure and Noncompetition Agreement with Rimage.

Definition of “Change in Control”:

Change in Control of Rimage shall mean a change in control which would be required to be reported in response to Item 5.01 of Form 8-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not Rimage is then subject to such reporting requirement, including without limitation, if:

(i)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly of securities of Rimage representing 20% or more of the combined voting power of Rimage’s then outstanding securities (other than an entity owned 50% or greater by Rimage or an employee pension plan for the benefit of the employees of Rimage);

(ii)	there ceases to be a majority of the Board of Directors comprised of (A) individuals who, on the date of this Letter Agreement, constituted the Board of Directors of Rimage; and (B) any new director who subsequently was elected or nominated for election by a majority of the directors who held such office prior to a Change in Control; or

(iii)	Rimage disposes of at least 75% of its assets, other than (X) to an entity owned 50% or greater by Rimage or any of its subsidiaries, or to an entity in which at least 50% of the voting equity securities are owned by the shareholders of Rimage immediately prior to the disposition in substantially the same percentage or (Y) as a result of a bankruptcy proceeding, dissolution or liquidation of Rimage.

Definition of “Good Reason”:

Good Reason for the twelve month period following a Change in Control shall mean, without your express written consent, any of the following:

(i)	the assignment to you of any duties inconsistent with your status or position as _____________________________ of Rimage or a substantial reduction in the nature or status of your position or of your responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by Rimage of your annual base salary or bonus opportunity in effect immediately prior to the Change in Control;

(iii)	the relocation of Rimage’s principal executive offices to a location outside of the Minneapolis metropolitan area or requiring you to be based anywhere other than Rimage’s principal executive offices, except for required travel for Rimage business to any extent substantially consistent with your business obligations in effect immediately prior to the Change in Control;

(iv)	the failure by Rimage to continue to provide you with employee retirement and welfare benefits and fringe benefits, other than under any equity plan, at least as favorable to those enjoyed by you under Rimage plans which you participated in immediately prior to the Change in Control, the taking of any action which would, directly or indirectly, materially reduce any of such benefits or deprive you of any benefit enjoyed immediately prior to Change in Control, or the failure to provide you with the number of annual paid vacation days to which you are entitled immediately prior to the Change in Control; provided, however, Rimage may amend any such program so long as such amendments do not reduce any benefits to which you would be entitled upon termination;

(v)	the failure of Rimage to obtain a satisfactory agreement from any successor to assume and agree to perform this Letter Agreement.